As of October 31, 2017, the following persons or entities own more than 25% of a funds voting security.

Person/Entity

Emerging Markets Fund
Gerlach Co. LLC Citibank 	  		26.65%

Asia Fund
Mirae Asset Global Investments	                48.29%

Emerging Markets Great Consumer Fund
Morgan Stanley Smith Barney LLC                 41.28%
UBS Financial Services Inc.                     28.46%

Asia Great Consumer Fund
Morgan Stanley Smith Barney LLC                 43.04%